CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Digital Return Notes Linked to CMS30, due January 13, 2014	16,489	$1,000.00	$16,489,000	$1,889.64

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Filed Pursuant to Rule 424(b)(2)

Registration No. 333-158663

The Digital Return Notes Linked to CMS30 (the “notes”) are being offered by Bank of America Corporation (“BAC”). The notes will have the terms specified in this term sheet as supplemented by the documents indicated below under “Additional Terms” (together, the “Note Prospectus”). Investing in the notes involves a number of risks. There are important differences between the notes and a conventional debt security, including different investment risks. See “Risk Factors” beginning on page TS-4 of this term sheet and beginning on page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” The notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$1,000.00	$16,489,000.00
Underwriting commission	$17.50	$288,557.50
Proceeds, before expenses, to Bank of America Corporation	$982.50	$16,200,442.50

Merrill Lynch & Co.
January 10, 2012

16,489 Units

Digital Return Notes

Linked to CMS30,

due January 13, 2014

$1,000 principal amount per unit

Term Sheet No. 823

Pricing Date

Settlement Date

Maturity Date

CUSIP No.

January 10, 2012

January 13, 2012

January 13, 2014

06048WKB5

Digital Return Notes Linked to CMS30

¡ The notes have a maturity of two years

¡ No periodic interest payments

¡ The payment at maturity will depend upon the level of the 30-Year U.S. Dollar Constant Maturity Swap Rate (“CMS30”) on a calculation day shortly before maturity:

o if CMS30 is greater than 3.742% (its level on the pricing date plus 1%), you will receive $1,000 per unit, plus a return of 22.25% over the principal amount;

o if CMS30 is less than 1.542% (its level on the pricing date plus 1.20%), you will receive $850 per unit, which is 15% less than the principal amount; and

o in all other cases, the notes will pay 100% of the principal amount.

¡ Payment at maturity is subject to the credit risk of Bank of America Corporation

¡ No listing on any securities exchange

Market Downside Protection

Digital Return Notes Linked to CMS30, due January 13, 2014

Summary

The Digital Return Notes Linked to CMS30, due January 13, 2014 (the “notes”), are our senior unsecured debt securities and are not secured by collateral. The notes will rank equally with all of our other senior unsecured indebtedness from time to time outstanding, and any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BAC. The notes are not savings accounts, deposits or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank and not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The notes do not pay interest. The payment at maturity (the “Redemption Amount”) will depend upon the level of the 30-Year U.S. Dollar Constant Maturity Swap Rate (“CMS30”) on the calculation day. If CMS30 exceeds the Upper Reference Rate (as defined below), the Redemption Amount per unit of the notes will be $1,222.50, a return of 22.25% over the principal amount. If CMS30 is less than the Lower Reference Rate (as defined below), the Redemption Amount per unit of the notes will be $850, which is 15% less than the principal amount. In all other cases, the Redemption Amount will equal $1,000.

Capitalized terms used but not defined in this term sheet have the meanings set forth in the MTN prospectus supplement. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the Notes

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$1,000.00 per unit
Term:	Two years
Market Measures:

The 30-Year U.S. Dollar Constant Maturity Swap Rate (“CMS30”), which appears on Reuters page ISDAFIX3 as of 11:00 A.M., New York City time. CMS30 will be determined by the calculation agent in the manner described in the section entitled “Other Terms of the Notes—Interest” on page TS-6 of this term sheet. CMS30 is more fully described beginning on page TS-8.

Payment at Maturity:

If you hold the notes until maturity, you will receive for each unit of your notes a cash payment equal to the “Redemption Amount.” The Redemption Amount will be determined as follows, and will depend on the Ending Rate:

•      If the Ending Rate is greater than the Upper Reference Rate, the Redemption Amount will equal the Upper Redemption Amount;

•      If the Ending Rate is less than or equal to the Upper Reference Rate, but greater than or equal to the Lower Reference Rate, the Redemption Amount will equal $1,000; and

•      If the Ending Rate is less than the Lower Reference Rate, the Redemption Amount will equal the Lower Redemption Amount.

Reference Rate:	2.742% (the level of CMS30 on the pricing date)
Ending Rate:	The level of CMS30 on the calculation day.
Calculation Day:	January 6, 2014
Upper Reference Rate:	3.742% (the Reference Rate plus 1.00%)
Upper Redemption Amount:	$1,222.50, a 22.25% return
Lower Reference Rate:	1.542% (the Reference Rate minus 1.20%)
Lower Redemption Amount:	$850. Accordingly, the Redemption Amount could be 15% less than the principal amount per unit of the notes.
Listing:	The notes will not be listed on any securities exchange.
Calculation Agent:	Merrill Lynch Capital Services, Inc. (“MLCS”), a subsidiary of BAC
Fees Charged:

The public offering price of the notes includes the underwriting commission of $17.50 per unit as listed on the cover page and an additional charge of $7.50 per unit as more fully described on page TS-7.

Digital Return Notes	TS-2

Digital Return Notes Linked to CMS30, due January 13, 2014

Hypothetical Redemption Amount Calculations

Examples

Set forth below are three hypothetical examples of the calculation of the Redemption Amount for hypothetical Ending Rates. These examples are for purposes of illustration only. The actual Redemption Amount will depend on the actual Ending Rate.

These examples are based on the Upper Redemption Amount of $1,222.50 (a 22.25% return) and the Lower Redemption Amount of $850. These examples are also based on the Reference Rate of 2.742%, the Upper Reference Rate of 3.742% (the Reference Rate plus 1%), and the Lower Reference Rate of 1.542% (the Reference Rate minus 1.20%).

Example 1:

Ending Rate: On the calculation day, CMS30 = 1.000%, a rate which is lower than the Lower Reference Rate.

Redemption Amount per unit: $850.00. In this case, you will lose 15% of the principal amount of the notes.

Example 2:

Ending Rate: On the calculation day, CMS30 = 3.000%, a rate which is greater than the Lower Reference Rate but lower than the Upper Reference Rate.

Redemption Amount per unit: $1,000.00

Example 3:

Ending Rate: On the calculation day, CMS30 = 7.000%, a rate which is significantly greater than the Upper Reference Rate.

Redemption Amount per unit: $1,222.50. In this case, your return will be limited to 22.25% of the principal amount.

Digital Return Notes	TS-3

Digital Return Notes Linked to CMS30, due January 13, 2014

Risk Factors

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page S-4 of the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

Your investment may result in a loss; there is no guaranteed return of principal.

The notes are not principal protected. If the Ending Rate is less than the Lower Reference Rate, then you will receive at maturity the Lower Redemption Amount, and you will lose 15% of the principal amount of the notes.

The Redemption Amount will not exceed the Upper Redemption Amount.

The Redemption Amount payable will be limited to the Upper Redemption Amount. Accordingly, even if CMS30 increases substantially as of the calculation day, your return will be limited to the return represented by the Upper Redemption Amount.

Your yield may be less than the yield on a conventional debt security of comparable maturity.

There will be no periodic interest payments on the notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The yield that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a more conventional debt security with the same maturity date, such as a security that paid interest at a fixed rate. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, including inflation, that affect the time value of money.

You must rely on your own evaluation of the merits of an investment linked to CMS30.

In the ordinary course of their businesses, we or our affiliates may have expressed views on expected movements in CMS30 and related interest rates, and may do so in the future. These views or reports may be communicated to our clients and clients of our affiliates. However, these views are subject to change from time to time. Moreover, other professionals who deal in markets relating to CMS30 may at any time have significantly different views from ours or those of our affiliates. For these reasons, you are encouraged to derive information concerning CMS30 and related interest rates from multiple sources, and you should not rely on the views expressed by us or our affiliates. Neither the offering of the notes nor any views which we or our affiliates from time to time may express in the ordinary course of their businesses constitutes a recommendation as to the merits of an investment in the notes.

Payments on the notes are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the notes.

The notes are our senior unsecured debt securities. As a result, your receipt of all payments on the notes is dependent upon our ability to repay our obligations on the maturity date. No assurance can be given as to what our financial condition will be at any time during the term of the notes or on the maturity date.

In addition, our credit ratings are an assessment by ratings agencies of our ability to pay our obligations. Consequently, our perceived creditworthiness and actual or anticipated negative changes in our credit ratings prior to the maturity date of the notes may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability to pay our obligations, such as the level of CMS30, an improvement in our credit ratings will not reduce the other investment risks related to the notes.

In seeking to provide you with what we believe to be competitive terms for the notes, while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging, and distributing the notes.

In determining the economic terms of the notes, and consequently the potential return on the notes to you, a number of factors are taken into account. Among these factors are certain costs associated with developing, hedging, and distributing the notes described on page TS-7. In structuring the economic terms of the notes, we seek to provide you with what we believe to be competitive terms and to provide MLPF&S with compensation for its services in developing the securities. The price, if any, at which you could sell your notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the notes, namely these costs. The quoted price of any of our affiliates for the notes could be higher or lower than the public offering price.

Assuming there is no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your notes in a secondary market transaction is expected to be lower than the public offering price. This is due to, among other things, the fact that the public offering price includes, and secondary market prices are likely to exclude, these costs.

A trading market is not expected to develop for the notes. MLPF&S is not obligated to make a market for, or to repurchase, the notes.

We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on our financial performance and other factors. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that MLPF&S will act as a market-maker for the notes, but it is not required to do so. MLPF&S may discontinue its market-making activities as to the notes at any time. To the extent that MLPF&S engages in any market-making activities, it may bid for or offer the notes. Any price at which MLPF&S may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time MLPF&S were to cease acting as a market-maker for the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The Redemption Amount will not be affected by all developments relating to CMS30.

Changes in the level of CMS30 during the term of the notes before the calculation day will not be reflected in the calculation of the Redemption Amount. The calculation agent will calculate the Redemption Amount by reference only to the Ending Rate. No other levels of CMS30 will be taken

Digital Return Notes	TS-4

Digital Return Notes Linked to CMS30, due January 13, 2014

into account. As a result, you may receive the Lower Redemption Amount even if CMS30 has increased at certain times during the term of the notes before decreasing to a level that is less than the Lower Reference Rate.

If you attempt to sell the notes prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than the principal amount of the notes.

Unlike savings accounts, certificates of deposit, and other similar investment products, you have no right to have your notes redeemed prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell them. At that time, there may be an illiquid market for your notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect their market value, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe the expected impact on the market value of the notes from a change in a specific factor, assuming all other conditions remain constant.

•

Changes in Interest Rates. Changes in prevailing interest rates may adversely impact the market value of the notes. In particular, if the level of CMS30 decreases, the value of the notes is likely to decrease. However, as the level of CMS30 increases or decreases, the market value of the notes is not expected to increase or decrease at the same rate.

•

Volatility of Market Interest Rates. Volatility is the term used to describe the size and frequency of market fluctuations. An unsettled international environment and related uncertainties may result in greater interest rate volatility, which may continue over the term of the notes. Increases or decreases in the volatility of CMS30 may have an adverse impact on the market value of the notes.

•

Economic and Other Conditions Generally. The general economic conditions of the capital markets in the U.S. and globally, as well as geopolitical conditions and other financial, political, regulatory, and judicial events that affect the capital markets generally, may affect the value of the notes.

•

Time to Maturity. We anticipate that the notes may have a market value that may be different from that which would be expected based on the level of CMS30. This difference will reflect a time premium or discount due to expectations concerning CMS30 and current or future market interest rates. In general, as the time remaining to maturity decreases, the value of notes will approach a value that reflects the expected Redemption Amount, based on the then-current level of CMS30.

Our hedging activities may affect the market value of the notes.

We, or one or more of our affiliates, including MLPF&S, may engage in hedging activities that may increase or decrease the market value of the notes prior to maturity. In addition, we or one or more of our affiliates, including MLPF&S, may purchase or otherwise acquire a long or short position in the notes. We or any of our affiliates, including MLPF&S, may hold or resell the notes. We cannot assure you that these activities will not affect the market value of the notes prior to maturity.

Our trading and hedging activities may create conflicts of interest with you.

We or one or more of our affiliates, including MLPF&S, may engage in trading activities related to CMS30 that are not for your account or on your behalf. We or one or more of our affiliates also may issue, or our affiliates, including MLPF&S, may underwrite, other financial instruments with returns linked to CMS30. We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the amounts due under the notes. We may seek competitive terms in entering into the hedging arrangements for the notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliates. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty. These trading and hedging activities may present a conflict of interest between your interest in the notes and the interests we and our affiliates may have in our and our affiliates’ proprietary accounts, in facilitating transactions for our and our affiliates’ customers, and in accounts under our and our affiliates’ management. These trading and underwriting activities could affect secondary trading in the notes in a manner that would be adverse to your interests as a beneficial owner of the notes.

There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

Our subsidiary, MLCS, is the calculation agent for the notes and, as such, will determine the Redemption Amount to be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between MLCS’s status as our subsidiary and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with judgments that it would be required to make if CMS30 is unavailable on the calculation day. See the section entitled “Other Terms of the Notes—Unavailability of CMS30” below in this term sheet. The calculation agent will be required to carry out its duties in good faith and using its reasonable judgment. However, because we expect to control the calculation agent, potential conflicts of interest could arise.

The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes.

No statutory provisions, regulations, published rulings, or other judicial decisions address the characterization of the notes or other instruments with terms substantially the same as the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes. Assuming the notes are properly treated as contingent payment debt instruments, you will be required to include income on the notes over their term based upon a comparable yield. Accordingly, you should consider the tax consequences of investing in the notes, aspects of which are uncertain. See the section entitled “U.S. Federal Income Tax Summary.”

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

Digital Return Notes	TS-5

Digital Return Notes Linked to CMS30, due January 13, 2014

Investor Considerations

You may wish to consider an investment in the notes if:

▪	You anticipate that the Ending Rate will be greater than the Upper Reference Rate.

▪	You are willing to risk loss of 15% of your principal if the Ending Rate is less than the Lower Reference Rate.

▪	You accept that the return on the notes, if any, will be limited to the return represented by the Upper Redemption Amount.

▪	You are willing to forgo the interest payments that are paid on traditional interest bearing securities.

▪

You are willing to accept that a trading market is not expected to develop for the notes. You understand that secondary market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to accept that the payment on the notes depend on our creditworthiness, as the issuer of the notes.

The notes may not be an appropriate investment for you if:

▪	You anticipate that the Ending Rate will be lower than the Lower Reference Rate.

▪	You seek principal protection or preservation of capital.

▪	You seek an uncapped return on your investment.

▪	You seek interest payments or other current income on your investment.

▪	You seek assurances that there will be a liquid market if and when you want to sell the notes prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the notes.

Other Terms of the Notes

General

The notes are part of a series of medium-term notes entitled “Medium-Term Notes, Series L” issued under the Senior Indenture, as amended and supplemented from time to time. The Senior Indenture is more fully described in the prospectus supplement and prospectus identified below under “Additional Terms.” The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the prospectus supplement and “Description of Debt Securities” in the prospectus. These documents should be read in connection with this term sheet.

The notes will be issued in denominations of whole units. Each unit will have a principal amount of $1,000. You may transfer the notes only in whole units. The notes will mature on January 13, 2014.

Prior to maturity, the notes are not repayable at our option or your option. The notes are not subject to any sinking fund.

The notes will be issued in book-entry form only.

Interest

No interest payments will be made on the notes.

Payment at Maturity

If the maturity date of the notes falls on a day that is not a business day, we will make the required payment on the next business day and no interest will accrue in respect of the payment made on the next business day.

A “U.S. Government Securities Business Day” is any day except a Saturday, a Sunday, or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

A “business day” means any day other than a day on which banking institutions in New York, New York are authorized or required by law, regulation, or executive order to close or a day on which transactions in U.S. dollars are not conducted.

Unavailability of CMS30

If on the calculation day, CMS30 is not quoted on the Reuters Screen ISDAFIX3 Page, or any page substituted for that page, then CMS30 will be a percentage determined on the basis of the mid-market semi-annual swap rate quotations provided by three banks chosen by the calculation agent (which may include one of our affiliates) at approximately 11:00 a.m., New York City time, on that date. For this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on the basis of a 360-day year consisting of twelve 30-day months, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to 30 years, commencing on the second U.S. Government Securities Business Day thereafter and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on the actual number of days in a 360-day year, is equivalent to USD-LIBOR-BBA, as quoted on the Reuters Screen LIBOR01 Page at 11:00 a.m., New York City time, with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the three banks chosen by it to provide a quotation of its rate. If at least three quotations are provided, the Ending Rate will be the arithmetic mean of the quotations. If two quotations are provided, the Ending Rate will be the arithmetic mean of the two quotations. If only one quotation is provided, the Ending Rate will equal that one quotation. If no quotations are available, then the Ending Rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 11:00 a.m., New York City time, on the calculation day.

Digital Return Notes	TS-6

Digital Return Notes Linked to CMS30, due January 13, 2014

Role of the Calculation Agent

The calculation agent has the sole discretion to make all determinations regarding the notes, including determinations regarding the Ending Rate, the Redemption Amount, U.S. Government Securities Business Days, and business days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our subsidiary, MLCS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Events of Default and Rights of Acceleration

If an event of default (as defined in the Senior Indenture) occurs and is continuing, holders of the notes may accelerate the maturity of the notes, as described under “Description of Debt Securities—Events of Default and Rights of Acceleration” in the prospectus identified below under “Additional Terms.” Upon an event of default, you will be entitled to receive the Redemption Amount, calculated as if the calculation day was the fifth U.S. Government Securities Business Day prior to the date of acceleration. In case of an event of default, the notes will not bear a default interest rate.

Supplement to the Plan of Distribution; Role of MLPF&S and Conflicts of Interest

The notes will not be listed on any securities exchange.

MLPF&S, a broker-dealer subsidiary of BAC, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, offerings of the notes will conform to the requirements of Rule 5121 applicable to FINRA members. MLPF&S may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, and will receive the indicated underwriting commission. The public offering price includes, in addition to the underwriting commission, a charge of approximately $7.50 per unit. This charge reflects an estimated profit earned by MLPF&S from transactions through which the notes are structured and resulting obligations hedged. The fees charged reduce the economic terms of the notes. Actual profits or losses from these hedging transactions may be more or less than this amount. In entering into the hedging arrangements for the notes, we seek competitive terms and may enter into hedging transactions with a division of MLPF&S or one of our subsidiaries or affiliates. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see “Risk Factors” beginning on page TS-4 and “Use of Proceeds” on page 12 of the prospectus identified below under “Additional Terms.”

If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.

MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices. MLPF&S may act as principal or agent in these transactions; however it is not obligated to engage in any such transactions.

Digital Return Notes	TS-7

Digital Return Notes Linked to CMS30, due January 13, 2014

30-Year Constant Maturity Swap Rate (“CMS30”)

CMS30 is a “constant maturity swap rate” that measures the fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a maturity of 30 years. In such a hypothetical swap transaction, the fixed rate of interest, payable semi-annually on the basis of a 360-day year consisting of twelve 30-day months, is exchangeable for a floating 3-month LIBOR-based payment stream that is payable quarterly on the basis of the actual number of days elapsed during a quarterly period in a 360-day year. “LIBOR” is the London Interbank Offered Rate and is a common rate of interest used in the swaps industry.

The following table sets forth the historical month-end levels of CMS30 from February 2006 through December 2011, which we obtained from Bloomberg, L.P. page USISDA30. The historical data on CMS30 is not necessarily indicative of the future performance of CMS30 or what the value of the notes may be. Any historical upward or downward trend in the level of CMS30 during any period set forth below is not an indication that the level of CMS30 is more or less likely to increase or decrease at any time over the term of the notes.

CMS30

	2006	2007	2008	2009	2010	2011
January		5.510%	4.789%	3.318%	4.440%	4.284%
February	5.098%	5.247%	4.889%	3.460%	4.412%	4.291%
March	5.488%	5.395%	4.634%	3.254%	4.535%	4.316%
April	5.757%	5.404%	4.874%	3.609%	4.316%	4.167%
May	5.757%	5.635%	5.087%	4.183%	4.053%	3.973%
June	5.864%	5.852%	4.945%	4.171%	3.717%	4.103%
July	5.659%	5.716%	5.001%	4.255%	3.736%	3.844%
August	5.417%	5.482%	4.795%	4.114%	3.180%	3.187%
September	5.298%	5.401%	4.597%	3.914%	3.352%	2.713%
October	5.289%	5.293%	4.357%	4.202%	3.656%	2.999%
November	5.092%	4.957%	3.084%	4.049%	3.792%	2.752%
December	5.322%	5.028%	2.694%	4.564%	4.154%	2.607%

Movements in CMS30 have historically been correlated to some extent, but not exactly, to movements in the 30-year Constant Maturity Treasury Rate. The graph below reflects the month-end CMS30 relative to the month-end 30-year Constant Maturity Treasury Rate during the period from February 2006 through December 2011.

Digital Return Notes	TS-8

Digital Return Notes Linked to CMS30, due January 13, 2014

U.S. Federal Income Tax Summary

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes is based upon the Code, regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below.

This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular holder in light of its investment or tax circumstances or to holders subject to special tax rules, such as partnerships, subchapter S corporations, or other pass-through entities, banks, financial institutions, tax-exempt entities, insurance companies, regulated investment companies, real estate investment trusts, trusts and estates, dealers in securities or currencies, traders in securities that have elected to use the mark-to-market method of accounting for their securities, persons holding notes as part of an integrated investment, including a “straddle,” “hedge,” “constructive sale,” or “conversion transaction,” persons (other than Non-U.S. Holders, as defined below) whose functional currency for tax purposes is not the U.S. dollar, persons holding notes in a tax-deferred or tax-advantaged account, and persons subject to the alternative minimum tax provisions of the Code. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

This summary is directed solely to holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

As used in this pricing supplement, the term “U.S. Holder” means a beneficial owner of a note that is for U.S. federal income tax purposes:

•	a citizen or resident of the U.S.;

•

a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S. or of any state of the U.S. or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

any trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

Notwithstanding the preceding paragraph, to the extent provided in Treasury regulations, some trusts in existence on August 20, 1996, and treated as United States persons prior to that date, that elect to continue to be treated as United States persons also are U.S. Holders. As used in this pricing supplement, the term “Non-U.S. Holder” means a holder that is not a U.S. Holder.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a note, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership and, accordingly, this summary does not apply to partnerships. A partner of a partnership holding a note should consult its own tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership, and disposition by the partnership of a note.

Tax Characterization of the Notes

Although, there are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the notes or other instruments with terms substantially the same as the notes, we intend to treat the notes as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the notes. You should be aware, however, that the IRS is not bound by our characterization of the notes as indebtedness and the IRS could possibly take a different position as to the proper characterization of the notes for U.S. federal income tax purposes. If the notes are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the notes could differ materially from the treatment discussed below with the result that the timing and character of income, gain, or loss recognized in respect of the notes could differ materially from the timing and character of income, gain, or loss recognized in respect of the notes had the notes in fact been treated as debt instruments for U.S. federal income tax purposes.

U.S. Holders – Income Tax Considerations

Interest and Original Issue Discount. We intend to take the position that the notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected.

Under the characterization described above, the notes generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, a U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule,” both as described below, established by us for determining interest accruals and adjustments with respect to a note. A U.S. Holder which does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a note must timely disclose and justify the use of other estimates to the IRS.

A “comparable yield” with respect to a note generally is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes (taking into account for this purpose the level of subordination, term, timing of payments, and general market conditions, but ignoring any

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adjustments for liquidity or the riskiness of the contingencies with respect to the note). Notwithstanding the foregoing, a comparable yield must not be less than the applicable U.S. federal rate based on the overall maturity of the note.

A “projected payment schedule” with respect to a note generally is a series of projected payments, the amount and timing of which would produce a yield to maturity on that note equal to the comparable yield. This projected payment schedule will consist of a projection for tax purposes of the Redemption Amount. The actual “projected payment schedule” will be completed on the pricing date, and included in the final term sheet. You should be aware that this amount is not calculated or provided for any purposes other than the determination of a U.S. Holder’s interest accruals and adjustments with respect to the notes for U.S. federal income tax purposes. By providing the projected payment schedule, we make no representations regarding the actual amounts of payments on the notes.

Based on the comparable yield and the projected payment schedule of the notes, a U.S. Holder of a note (regardless of accounting method) generally will be required to accrue as OID the sum of the daily portions of interest on the notes for each day in the taxable year on which the holder held the notes, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the notes, as set forth below. The daily portions of interest for the notes are determined by allocating to each day in an accrual period the ratable portion of interest on the notes that accrues in the accrual period. The amount of interest on the notes that accrues in an accrual period is the product of the comparable yield on the notes (adjusted to reflect the length of the accrual period) and the adjusted issue price of the notes at the beginning of the accrual period. The adjusted issue price of the notes at the beginning of the first accrual period will equal its issue price. The issue price of each note in an issue of the notes is the first price at which a substantial amount of those notes has been sold (including any premium paid for those notes and ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). For any subsequent accrual period, the adjusted issue price will be (1) the sum of the issue price of the notes and any interest previously accrued on the notes by a holder (without regard to any positive or negative adjustments, described below) minus (2) the amount of any projected payments on the notes for previous accrual periods. A U.S. Holder of a note generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

A U.S. Holder will be required to recognize interest income equal to the amount of any positive adjustment for the notes for the taxable year in which a contingent payment is paid (including a payment at maturity). A positive adjustment is the excess of actual payments in respect of contingent payments over the projected amount of contingent payments. A U.S. Holder also will be required to account for any “negative adjustment” for a taxable year in which a contingent payment is paid. A negative adjustment is the excess of the projected amounts of contingent payments over actual payments in respect of the contingent payments. A net negative adjustment is the amount by which total negative adjustments in a taxable year exceed total positive adjustments in such taxable year. A net negative adjustment (1) will first reduce the amount of interest for the notes that a U.S. Holder would otherwise be required to include in income in the taxable year, and (2) to the extent of any excess, will result in an ordinary loss equal to that portion of the excess as does not exceed the excess of (A) the amount of all previous interest inclusions under the notes over (B) the total amount of the U.S. Holder’s net negative adjustments treated as ordinary loss on the notes in prior taxable years. A net negative adjustment is not subject to the 2% floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any net negative adjustment in excess of the amounts described above in (1) and (2) will be carried forward to offset future interest income on the notes or to reduce the amount realized on a sale, exchange, or retirement of the notes and, in the case of a payment at maturity, should result in a capital loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

If all contingent payments on the notes become fixed on a day that is more than six months before the maturity date, applicable Treasury regulations provide that a holder should make adjustments to the prior and future interest inclusions in respect of the notes over the remaining term for the notes in a reasonable manner. U.S. Holders should consult their tax advisor as to what would be a “reasonable manner” in their particular situation.

Tax Accrual Table. The following table is based upon a projected payment schedule (including a projection for tax purposes of the Redemption Amount) and a comparable yield equal to 4.4918% per annum (compounded semi-annually) that we established for the notes. The table reflects the expected issuance of the notes on January 13, 2012 and the scheduled maturity date of January 13, 2014. This tax accrual table is based upon a projected payment schedule per $1,000.0000 principal amount of the notes, which would consist of a single payment of $1,092.9080 at maturity. This information is provided solely for tax purposes, and we make no representations or predictions as to what the actual Redemption Amount will be.

Accrual Period	Interest Deemed to Accrue on the Notes During Accrual Period per Unit	Total Interest Deemed to Have Accrued on the Notes as of End of Accrual Period per Unit
January 13, 2012 to December 31, 2012	$43.8915	$43.8915
January 1, 2013 to December 31, 2013	$47.4161	$91.3076
January 1, 2014 to January 13, 2014	$1.6004	$92.9080

Projected Redemption Amount = $1,092.9080 per unit of the notes.

Sale, Exchange, or Retirement. Upon a sale, exchange, or retirement of the notes prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and that holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes generally will equal the cost of that note, increased by the amount of OID previously accrued by the holder for that note (without regard to any positive or negative adjustments). A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the notes. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders – Income Tax Considerations

U.S. Federal Income and Withholding Tax

Under current U.S. federal income tax law and subject to the discussion below concerning backup withholding, principal and interest payments, including any OID, that are received from us or our agent and that are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the U.S., or a permanent establishment maintained in the U.S. if certain tax treaties apply, generally will not be subject to U.S. federal

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income or withholding tax except as provided below. Interest, including any OID and any gain realized on the sale, exchange, or retirement of a note, may be subject to a 30% withholding tax (or less under an applicable treaty, if any) if:

•	a Non-U.S. Holder actually or constructively owns 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	a Non-U.S. Holder is a “controlled foreign corporation” for U.S. federal income tax purposes that is related to us (directly or indirectly) through stock ownership;

•	a Non-U.S. Holder is a bank extending credit under a loan agreement in the ordinary course of its trade or business;

•

the payments on the notes are determined by reference to the income, profits, changes in the value of property or other attributes of the debtor or a related party (other than payments that are based on the value of a security or index of securities that are, and will continue to be, actively traded within the meaning of Section 1092(d) of the Code, and that are not nor will be a “United States real property interest” as described in Section 897(c)(1) or 897(g) of the Code); or

•	the Non-U.S. Holder does not satisfy the certification requirements described below.

A Non-U.S. Holder generally will satisfy the certification requirements if either: (A) the Non-U.S. Holder certifies to us or our agent, under penalties of perjury, that it is a non-United States person and provides its name and address (which certification may generally be made on an IRS Form W-8BEN, or a substitute or successor form), or (B) a securities clearing organization, bank, or other financial institution that holds customer securities in the ordinary course of its trade or business (a “financial institution”) and holds the notes either (i) certifies to us or our agent under penalties of perjury that either it or another financial institution has received the required statement from the Non-U.S. Holder certifying that it is a non-United States person and furnishes us with a copy of the statement or (ii) otherwise complies with applicable U.S. federal income and withholding tax certification requirements.

Payments not meeting the requirements set forth above and thus subject to withholding of U.S. federal income tax may nevertheless be exempt from withholding (or subject to withholding at a reduced rate) if the Non-U.S. Holder provides us with a properly executed IRS Form W-8BEN (or a substitute or successor form) claiming an exemption from, or reduction in, withholding under the benefit of a tax treaty, or IRS Form W-8ECI (or other applicable form) stating that income on the notes is not subject to withholding tax because it is effectively connected with the conduct of a trade or business within the U.S. as discussed below. To claim benefits under an income tax treaty, a Non-U.S. Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty’s limitations on benefits article, if applicable. In addition, special rules may apply to claims for treaty benefits made by Non-U.S. Holders that are entities rather than individuals. A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

If a Non-U.S. Holder of the notes is engaged in the conduct of a trade or business within the U.S. and if interest (including any OID) on the notes, or gain realized on the sale, exchange, or other disposition of the notes, is effectively connected with the conduct of such trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the U.S.), the Non-U.S. Holder, although exempt from U.S. federal withholding tax (provided that the applicable certification requirements are satisfied), generally will be subject to U.S. federal income tax on such interest (including any OID) or gain on a net income basis in the same manner as if it were a U.S. Holder. Non-U.S. Holders should read the material under the heading “—U.S. Holders – Income Tax Considerations,” for a description of the U.S. federal income tax consequences of acquiring, owning, and disposing of the notes. In addition, if such Non-U.S. Holder is a foreign corporation, it may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.

U.S. Federal Estate Tax

Under current law, a note should generally not be includible in the estate of a Non-U.S. Holder unless the individual actually or constructively owns 10% or more of the total combined voting power of all classes of our stock entitled to vote or, at the time of the individual’s death, payments in respect of that notes would have been effectively connected with the conduct by the individual of a trade or business in the U.S.

Backup Withholding and Information Reporting

In general, in the case of a U.S. Holder, other than certain exempt holders, we and other payors are required to report to the IRS all payments of principal, any premium, and interest on the notes, and the accrual of OID. In addition, we and other payors generally are required to report to the IRS any payment of proceeds of the sale of the notes before maturity. Additionally, backup withholding generally will apply to any payments, including payments of OID, if a U.S. Holder fails to provide an accurate taxpayer identification number and certify that the taxpayer identification number is correct, the U.S. Holder is notified by the IRS that it has failed to report all interest and dividends required to be shown on its U.S. federal income tax returns or a U.S. Holder does not certify that it has not underreported its interest and dividend income.

In the case of a Non-U.S. Holder, backup withholding and information reporting will not apply to payments made if the Non-U.S. Holder provides the required certification that it is not a United States person, or the Non-U.S. Holder otherwise establishes an exemption, provided that the payor or withholding agent does not have actual knowledge that the holder is a United States person, or that the conditions of any exemption are not satisfied.

In addition, payments of the proceeds from the sale of the notes to or through a foreign office of a broker or the foreign office of a custodian, nominee, or other dealer acting on behalf of a holder generally will not be subject to information reporting or backup withholding. However, if the broker, custodian, nominee, or other dealer is a United States person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign partnership that is either engaged in a trade or business within the U.S. or whose U.S. partners in the aggregate hold more than 50% of the income or capital interest in the partnership, a foreign person 50% or more of whose gross income for a certain period is effectively connected with a trade or business within the U.S., or a U.S. branch of a foreign bank or insurance company, information reporting (but not backup withholding) generally will be required with respect to payments made to a holder unless the broker, custodian, nominee, or other dealer has documentation of the holder’s foreign status and the broker, custodian, nominee, or other dealer has no actual knowledge to the contrary.

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Digital Return Notes Linked to CMS30, due January 13, 2014

Payment of the proceeds from a sale of the notes to or through the U.S. office of a broker is subject to information reporting and backup withholding, unless the holder certifies as to its non-United States person status or otherwise establishes an exemption from information reporting and backup withholding.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

Reportable Transactions

Applicable Treasury regulations require taxpayers that participate in “reportable transactions” to disclose their participation to the IRS by attaching Form 8886 to their tax returns and to retain a copy of all documents and records related to the transaction. In addition, “material advisors” with respect to such a transaction may be required to file returns and maintain records, including lists identifying investors in the transaction, and to furnish those records to the IRS upon demand. A transaction may be a “reportable transaction” based on any of several criteria, one or more of which may be present with respect to an investment in the notes. Whether an investment in the notes constitutes a “reportable transaction” for any investor depends on the investor’s particular circumstances. Investors should consult their own tax advisors concerning any possible disclosure obligation they may have for their investment in the notes and should be aware that, should any “material advisor” determine that the return filing or investor list maintenance requirements apply to this transaction, they would be required to comply with these requirements.

Additional Medicare Tax on Unearned Income

With respect to taxable years beginning after December 31, 2012, certain U.S. Holders, including individuals, estates, and trusts, will be subject to an additional 3.8% Medicare tax on unearned income. For individual U.S. Holders, the additional Medicare tax applies to the lesser of (i) “net investment income,” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents, and capital gains. U.S. Holders are urged to consult their own tax advisors regarding the implications of the additional Medicare tax resulting from an investment in the notes.

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Digital Return Notes Linked to CMS30, due January 13, 2014

ERISA Considerations

Each fiduciary of a pension, profit-sharing, or other employee benefit plan subject to ERISA (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Code, with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the notes are acquired by or with the assets of a Plan with respect to which MLPF&S or any of our other affiliates is a party in interest, unless the notes are acquired under an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various PTCEs issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding, or disposition of the notes. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the notes may not be purchased, held, or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”), or any person investing plan assets of any Plan, unless such purchase, holding, or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding, or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee, or holder of the notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such notes on behalf of or with plan assets of any Plan or with any assets of a governmental, church, or foreign plan that is subject to any federal, state, local, or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding, and disposition are eligible for exemptive relief or such purchase, holding, and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church, or foreign plan, any substantially similar federal, state, local, or foreign law).

The fiduciary investment considerations summarized above generally apply to employee benefit plans maintained by private-sector employers and to individual retirement accounts and other arrangements subject to Section 4975 of the Code, but generally do not apply to governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), and foreign plans (as described in Section 4(b)(4) of ERISA). However, these other plans may be subject to similar provisions under applicable federal, state, local, foreign, or other regulations, rules, or laws (“similar laws”). The fiduciaries of plans subject to similar laws should also consider the foregoing issues in general terms as well as any further issues arising under the applicable similar laws.

Purchasers of the notes have exclusive responsibility for ensuring that their purchase, holding, and disposition of the notes do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

This discussion is a general summary of some of the rules which apply to benefit plans and their related investment vehicles. This summary does not include all of the investment considerations relevant to Plans and other benefit plan investors such as governmental, church, and foreign plans and should not be construed as legal advice or a legal opinion. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with “plan assets” of any Plan or other benefit plan investor consult with their legal counsel prior to directing any such purchase.

Validity of the Notes

In the opinion of McGuireWoods LLP, as counsel to BAC, when the notes offered by this Note Prospectus have been completed and executed by BAC, and authenticated by the trustee in accordance with the provisions of the Senior Indenture, and delivered against payment therefor as contemplated by this Note Prospectus, such notes will be legal, valid and binding obligations of BAC, subject to applicable bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or other similar laws affecting the rights of creditors now or hereafter in effect, and to equitable principles that may limit the right to specific enforcement of remedies, and further subject to 12 U.S.C. §1818(b)(6)(D) (or any successor statute) and any bank regulatory powers now or hereafter in effect and to the application of principles of public policy. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing). In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Indenture, the validity, binding nature and enforceability of the Senior Indenture with respect to the trustee, the legal capacity of natural persons, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as photocopies, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated April 28, 2011, which has been filed as an exhibit to our Current Report on Form 8-K dated April 28, 2011.

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Digital Return Notes Linked to CMS30, due January 13, 2014

Additional Terms

You should read this term sheet, together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the prospectus supplement and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Market Downside Protection Market-Linked Investment or guarantee any performance.

Market Downside Protection Market-Linked Investments combine some of the capital preservation features of traditional bonds with the growth potential of equities and other asset classes. They offer full or partial market downside protection at maturity, while offering market exposure that may provide better returns than comparable fixed income securities. It is important to note that the market downside protection feature provides investors with protection only at maturity, subject to issuer credit risk. In addition, in exchange for full or partial protection, you forfeit dividends and full exposure to the linked asset’s upside. In some circumstances, this could result in a lower return than with a direct investment in the asset.

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